

January 14, 2015

<u>Via E-mail</u>
Charles Provini
President and Chief Executive Officer
Natcore Technology, Inc.
87 Maple Avenue
Red Bank, New Jersey, USA 07701

> **Re: Natcore Technology, Inc.**
> **Amendment No. 6 to**
> **Draft Registration Statement on Form F-1**
> **Submitted December 29, 2014**
> **CIK No. 0001464623**

Dear Mr. Provini:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   Please reconcile the new disclosure on the prospectus cover page that the price is $.40 per share with the disclosure on page 77 that the selling shareholders will offer their shares at $.54 per share.

Our History and Development, page 43

2.   We note your response to prior comment 3. However, you continue to refer in the fifth paragraph of this section to the results of the study, such as one-tenth the manufacturing cost and one-twentieth the capital investment. Please remove the disclosure on page 43 regarding the results of the study.

Patent License Agreement, page 39

3.   We note your response to prior comment 11. It appears that the new disclosure in the last two sentences in the second paragraph of this section and in the third, fourth and fifth paragraphs of this section pertains to your Cooperative and Research Development Agreement filed as exhibit 10.11. However, the remaining disclosure in the first two paragraphs and the disclosure in the sixth through eighth paragraphs of this section pertain to a license agreement with NREL and two amendments to that agreement filed as exhibits 10.8, 10.9 and 10.10. Disclose the material terms of the research and development agreement under its own appropriate caption.

4.   We note your response to prior comment 12. Please revise the reference in the eighth paragraph in this section to the "requirements set forth in Exhibit B and C of the License Agreement" to briefly describe the requirements so that your disclosure is meaningful to investors who are not familiar with the terms of the license agreement.

Index to Consolidated Financial Statements, page F-1

5.   We note that you have included interim financial statements for the three and six months ended June 30, 2014 and 2013 in the amended Form F-1. Additionally, we note that you have publicly filed your interim financial statements for the three and nine months ended September 30, 2014 and 2013 in Canada. If, at the date of the document, the company has published interim financial information that covers a more current period than those otherwise required by Item 8 of Form 20-F, the more current interim financial information must be included in the document. Refer to Item 8.A.5 of Form 20-F. Please amend your filing to include the most recent published interim financial information or tell us why you do not believe such information is required.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Marc X. LoPresti, Esq.